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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED
For the fiscal year ended December 31, 2002
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED
For the transition period from to

Commission file number: 000-21571

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Monster Worldwide, Inc.
Monster Worldwide, Inc. 401(k) Savings Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

Contents
Independent auditors' report	1
Financial statements:
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4-12
Supplemental schedules:
Schedule of assets held for investment purposes at end of year	13
Schedule of nonexempt transactions	14
Signature	15

i

INDEPENDENT AUDITORS' REPORT

To the Trustee of the
Monster Worldwide, Inc.
401(k) Savings Plan
New York, New York

        We have audited the accompanying statements of net assets available for benefits of Monster Worldwide, Inc. 401(k) Savings Plan (formerly the TMP Worldwide Inc. 401(k) Savings Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year and schedule of nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2002, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, NY June 25, 2003

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002		2001
Assets
Investments—at fair value (Note 3):
Mutual funds:
Amcent: 20th Century International Growth	$6,920,973	*	$7,921,738	*
Third Avenue Value Fund	9,005,253	*	9,900,933	*
White Oak Growth Fund	5,753,384	*	6,676,718	*
Oakmark Equity Income Fund	2,131,841		—
Oakmark Fund	11,938,070	*	12,601,626	*
Schwab S&P 500 Investor SHS	15,118,663	*	18,299,302	*
Strong Corporate Bond Fund	5,510,483	*	4,690,797
First Hand Technology Value Fund	—		325,326
Invesco Health Sciences Fund	—		403,297
Common/collective trust: Schwab Stable Value Fund	17,438,924	*	12,169,813	*
Monster Worldwide 401(k) Equity Unit Fund	7,805,028	*	20,427,702	*
Participant loans	1,878,070		1,755,497
Personal Choice Retirement:
Cash and Cash Equivalents	1,980,079		—
Common Stock	857,981		—
Government and Agency Obligations	32,539		—
Mutual Funds	1,621,432		—
Unit Investment Trusts	11,250		—

Total investments	88,003,970		95,172,749

Cash	303		570
Receivables:
Participants' contributions	349,015		367,381
Employers' contributions	3,509,447		3,499,974
Amounts due from employer (Note 7)	3,215		340,924
Interest on loans and dividends	5,417		28,195

Total receivables	3,867,094		4,236,474

Total assets	91,871,367		99,409,793
Liabilities:
Amounts due to participants (Note 7)	517,679		—
Accrued expenses	230,320		62,665

Net assets available for benefits	$91,123,368		$99,347,128

*  represents 5% or more of the net assets available for benefits.

See accompanying notes.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2002	2001
Additions:
Investment income:
Interest, capital gains and dividends	$925,239	$867,755

Contributions:
Participants	15,698,690	13,345,517
Employer	3,659,451	3,527,520

	19,358,141	16,873,037

Rollovers in participant balances	1,816,781	1,402,427

Assets transferred into Plan (Note 3)	16,442,648	16,801,699

Total additions	38,542,809	35,944,918

Deductions:
Net depreciation in fair value of investments (Note 3)	30,408,258	5,803,587
Benefits paid to participants	15,801,641	8,712,878
Administrative expenses	556,670	329,975

Total deductions	46,766,569	14,846,440

Net increase (decrease)	(8,223,760)	21,098,478
Net assets available for benefits, beginning of year	99,347,128	78,248,650

Net assets available for benefits, end of year	$91,123,368	$99,347,128

See accompanying notes.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan	The following description of the Monster Worldwide, Inc. 401(k) Savings Plan (formerly TMP Worldwide 401(k) Savings Plan) and its related Trust (collectively, the "Plan") is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan's provisions.

The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (formerly TMP Worldwide Inc.) ("Monster Worldwide").
General

The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees, nonresident aliens with no U.S. source income or short-term hourly consultants employed by the eResourcing division. Eligible employees may enter the Plan upon completion of three months of service, with certain exceptions for employees of entities acquired by Monster Worldwide. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.
Previous Amendments to the Plan

From 1992 through 2001, there were thirteen amendments to the Plan, affecting vesting, eligibility, employee coverage, compensation and the source of matching funds. In addition, certain amendments merged retirement policies of previously acquired companies to conform to Monster Worldwide's Plan. The description of the Plan has been modified to include these restatements and amendments.

Plan Amendments During 2002

The fourteenth Plan amendment, which was effective January 1, 2002, modified the Plan to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001. The provisions of the amendment increased eligible annual compensation and the annual elective limitation in accordance with the Internal Revenue Service regulations, modified restrictions pertaining to employee loans, rollovers, distributions and benefit requirements and incorporated and defined additional terms to the Plan.
Plan Amendments Subsequent to December 31, 2002

The fifteenth Plan amendment was effective January 1, 2003, and incorporated terms and provisions of the model amendment issued by the Internal Revenue Service in connection with the final regulations concerning the minimum distribution requirements. The Plan was subsequently amended and restated effective as of April 1, 2003, primarily to reflect the spin-off of the eResourcing and Executive Search divisions of Monster Worldwide to form Hudson Highland Group, Inc. ("HH Group"), a new publicly traded corporation. The spin-off is described in more detail in Note 10.

The Plan, as amended and restated reflects the allocation of the HH Group common stock distributed to the Plan's Trust on the effective date of the spin-off to eligible participants' accounts. Participants with account balances invested in the Monster Worldwide Stock Fund received an allocation of the HH Group stock distributed to the Plan in the spin-off. The HH Group stock is held in a grand-fathered stock fund established in the Plan; participants may transfer out of the grand-fathered fund but may not invest new contributions in, or make transfers into the grand-fathered account.

The Plan, as amended and restated, also reflects the tax-free trust-to-trust transfer of the account balances of the then current and former eResourcing and Executive Search employees (together with certain then current Monster Worldwide corporate employees) to the new tax-qualified 401(k) savings plan established by HH Group. This transfer occurred on April 25, 2003 and was completed in accordance with all applicable federal law requirements. Monster Worldwide will submit the amended and restated Plan to the Internal Revenue Service in order to request a letter confirming the Plan's continued tax-qualified status.

Contributions

Participating employees have the option to make elective contributions of up to 15% of their compensation, as defined, subject to the limit of Internal Revenue Code Section 402(g) ($11,000 for 2002 and $10,500 for 2001). Participating employers make matching contributions equal to the elective contributions, but not more than 2% of each contributing employee's eligible compensation. The employer's matching contribution is made by purchasing units in the Monster Worldwide 401(k) Equity Unit Fund ("Monster Worldwide Stock Fund") which, in turn, purchases shares of the corporation's common stock and, to a lesser extent, an amount of short-term investments. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the Plan year (the calendar year) if the employee is employed by the employer on the last day of such year or if the employee retired, died or incurred a disability during the Plan year. The Plan also provides for the employer to make additional matching contributions on behalf of non-highly compensated employees as necessary to satisfy applicable discrimination requirements. The employer may make discretionary non-elective contributions which are allocated in the same ratio as each participant's compensation bears to the total compensation of all participants for the Plan year.
Participants' Accounts

Each participant's account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan).

Forfeitures

Forfeitures of terminated participants' nonvested accounts may be used to pay the Plan expenses and any excess is applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contribution or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account. If a terminated participant resumes employment with the employer within five years of their termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited invested accounts totaled $387,063 and $381,842 at December 31, 2002 and 2001, respectively. Forfeitures in the amount of $326,669 and $168,912 were used to pay the Plan expenses during the years ended December 31, 2002 and 2001, respectively.
Vesting

The portion of a participant's account attributed to elective contributions, qualified non-elective contributions and rollover contributions is fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant's account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant's period of service. A period of service is measured from an employee's employment or reemployment commencement date and ends in an employee's severance from service date. Vesting starts with the completion of a period of service of two years, at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with a period of service of five or more years, except for merging plans, as defined. Notwithstanding the number of years in an employee's period of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Monster Worldwide, Inc. 401(k) Savings Plan.

Payment of Benefits

Benefits are generally payable following a participant's termination of employment, death or disability. The portion of a participant's vested account attributable to benefits from a merged plan, however, is subject to specific rules, including a withdrawal of all or a portion of the participant's account after the attainment of age 59 1/2. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.
Participant Loans

In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions. The loans are collateralized by the participants' interest in their accounts. The Employer's Stock Fund (employer matching contribution) may not be used as a source for participant loans.
Administrative Expenses
Certain administrative expenses of the Plan and costs associated with the Employer's Stock Fund are paid by the Plan Administrator.

Risks and Uncertainties

The Plan provides for participant investment options, which can invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
2. Accounting Policies	Basis of Accounting
The financial statements of the Plan have been prepared on the accrual method of accounting.
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans, which are stated at cost plus accrued interest, which approximates their fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefits
Benefits are recorded when paid.

3. Investments
During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $30,408,258 and $5,803,587, respectively, as follows:
December 31,	2002	2001
Mutual funds	$(15,013,045)	$(3,311,664)
Common/collective fund	730,646	549,309
Monster Worldwide Stock Fund	(15,477,282)	(3,041,232)
Personal Choice Retirement:
Government and Agency obligations	3,042	—
Common Stock	(275,709)	—
Mutual Funds	(371,169)	—
Unit Investment Trusts	(4,741)	—

	$(30,408,258)	$(5,803,587)

During 2002 and 2001, the Plan sponsor merged into the Plan, the retirement plans of twelve entities in 2002 and four entities in 2001, which were acquired in previous years, with total assets of $16,442,648 and $16,801,699, respectively, into the Plan.
4. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated May 8, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). Also, the Internal Revenue Service issued an opinion letter, dated December 18, 2001, to the administrator of the previous prototype plan (Charles Schwab Trust Company) that the prototype plan is qualified under the appropriate sections of the IRC. Although the Plan has been amended and restated into an individually designed document since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has requested a new determination letter. Certain issues (as disclosed in Notes 7 and 8) have been identified that will require corrections; the Plan Administrator is currently addressing such issues and expects them to be resolved with no effect on the Plan's tax-exempt status.
Therefore, no provision for income taxes has been included in the Plan's financial statements.
5. Trustee and Custodian	The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.
6. Termination
Although it has not expressed any intent to do so, Monster Worldwide has the right in accordance with the Plan document to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.
Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.
7. Amounts Due to Participants and Amounts Due From Employer
In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2002, the Plan has recorded an amount payable to its participants of $517,679, as a result of non-discrimination testing related to the 2002 plan year.
At December 31, 2002 and 2001, the Plan had amounts due from employer for the current year interest accrual on late remittances (see Note 8) and corrective employer contributions as follows:
	2002	2001
Interest on late remittances	$3,215	$285,527
2001 late remittances (paid 2002)	—	135,740
2001 duplicate remittance	—	(89,945)
Nondiscrimination NHCE contribution adjustment	—	9,602

	$3,215	$340,924

8. Nonexempt Transactions With Party-in-Interest	During the Plan years ended December 31, 2002 and 2001, employee withholdings totaling $59,162 and $1,698,525, respectively, were not remitted within the appropriate time period. These transactions constitute prohibited transactions as defined by ERISA. Management filed the appropriate tax filings with the Internal Revenue Service regarding these transactions. During 2002, the employer remitted $340,924 related to prior year corrective contributions and accrued $3,215 of interest on late remittances.
9. Supplemental Information	During the period from January 1, 2002 to December 31, 2002, the Plan had no lease commitments, obligations or leases in default as defined by ERISA.
10. Subsequent Events
On March 31, 2003, Monster Worldwide completed the distribution (the "spin-off") of the common stock of Hudson Highland Group, Inc. ("HH Group"), previously reported as the eResourcing and Executive Search divisions of Monster Worldwide. The spin-off was effected by way of pro-rata tax free dividend (the "Distribution") of the common stock of HH Group to holders of Monster Worldwide common stock on March 31, 2003. In the Distribution, Monster Worldwide's stockholders received one share of HH Group common stock for every 13 1/3 shares of Monster Worldwide common stock owned. Participants with account balances invested in the Monster Worldwide Stock Fund received an allocation of the HH Group stock distributed to the Plan. Subsequent to the spin-off, HH Group established the Hudson Highland, Inc. 401(k) plan. On April 25, 2003, net assets available for benefits relating to employees of HH group were transferred to the Hudson Highland Group 401(k) plan in a trust-to-trust transfer.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-3906555                        Plan No. 002

December 31, 2002
(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
	Mutual funds:
	Amcent: 20th Century International Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	$6,920,973
	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,131,841
	Oakmark Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,938,070
*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	15,118,663
	Strong Corporate Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	5,510,483
	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,005,253
	White Oak Growth Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	5,753,384
*	Common/collective trust—Schwab Stable Value Fund	Registered investment company. There is no maturity, rate of interest, collateral, par or maturity value.	—	17,438,924
*	Monster Worldwide 401(k) Equity Unit Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	19,017,634	7,805,028
*	Participant loans	Generally 5 years, at the prevailing interest rate as determined by the Plan's Administrator, collateralized by participant's account balance.	—	1,878,070
	Personal Choice Retirement	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,503,281

	Total		$19,017,634	$88,003,970

*
A party-in-interest as defined by ERISA.

**
The cost of participant-directed investments is not required to be dislcosed.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

Schedule of Nonexempt Transactions
EIN: 13-3906555                        Plan No. 002

Year ended December 31, 2002
	(b)	(c)
	Relationship of plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value							(j)
(a)			(d)	(e)	(f)	(g)	(h)	(i)	Net gain or (loss) on each transaction
Identity of party involved			Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of assets	Current value of asset
Monster Worldwide, Inc.	Plan Sponsor	Employee contribution not timely remitted to the Plan	$59,162*	$—	$—	$—	$—	$59,162	$—

*
This represents total amount of contributions that have been withheld from employees, but not remitted into trust by the Plan sponsor within the prescribed time limits.

Financial Statements and Exhibits

(A)
Financial Statements:

          Financial Statements of Monster Worldwide, Inc. 401(k) Savings Plan for the years ended December 31, 2002 and 2001

(B)
Exhibits:

23.1	Consent of Independent Certified Public Accountants

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide 401(k) Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE 401(k) SAVINGS PLAN
By:	/s/ ANDREW J. MCKELVEY Andrew J. McKelvey Chief Executive Officer, Monster Worldwide, Inc.

June 30, 2003

QuickLinks

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN
INDEPENDENT AUDITORS' REPORT
MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS
MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN Schedule of Assets Held for Investment Purposes at End of Year EIN: 13-3906555 Plan No. 002
MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN Schedule of Nonexempt Transactions EIN: 13-3906555 Plan No. 002
SIGNATURE